Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

January 15, 2013

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Initial Filing to Form N-4 Registration Statement (File No. 333-186030)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Initial Filing to Form N-4 Registration Statement (File No. 333-186035)

Dear Ms. Vroman-Lee:

The above-referenced initial filings were made on January 15, 2013 (accession number is 0001193125-13-012750 and 0001193125-13-012799, respectively). Enclosed is a courtesy copy of the Transamerica Advisor Elite II prospectus and SAI (filed in both Separate Account VA B and Separate Account VA BNY). The Transamerica Advisor Elite II variable annuity is essentially the same as the Transamerica Variable Annuity Series except it is a single share class, which is currently under review (accession number is 0001193125-12-509722 and 0001193125-12-509729, respectively). Besides removing the other share classes, we have made a few additional changes:

•	different separate account annual expense fees; and

•	different funds.

We have included for your convenience a black-line against the Transamerica Variable Annuity Series prospectus and SAI.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Transamerica Advisor Elite II product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Life Insurance Company

Transamerica Financial Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enc.

an AEGON company